UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

 ̲   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-3619

A.   Full title of the Plan and the address of the plan, if different from that of the issuer named
        below:

**PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO**

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
        executive office:

**PFIZER INC
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017**

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ KPMG LLP

Memphis, Tennessee

June 25, 2008

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	
(thousands of dollars)	**2007**	**2006**
Assets:		
Investments, at fair value:		
Pfizer Inc common stock	$34,285	$47,967
Common/collective trust funds	30,902	21,240
Mutual funds	11,120	8,971
	76,307	78,178
Loans to participants	4,761	5,075
Total investments, at fair value	81,068	83,253
Receivables:		
Participant contributions	175	311
Company contributions	70	117
Total receivables	245	428
Total assets	81,313	83,681
Liabilities:		
Investment management fees payable	(3)	(1)
Total liabilities	(3)	(1)
Net assets available for plan benefits, at fair value	81,310	83,680
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(77)	102
Net assets available for plan benefits	$81,233	$83,782

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year-ended December 31,	
(thousands of dollars)	**2007**	**2006**
Additions/(reductions):		
Additions/(reductions) to net assets attributed to:		
Investment income/(loss):		
Net appreciation/(depreciation) in investments	$(3,087)	$ 7,284
Pfizer Inc common stock dividends	1,844	1,827
Interest income from loans to participants	381	328
Interest and dividend income	655	526
	(207)	9,965
Less: Investment management fees	(7)	(3)
	(214)	9,962
Contributions:		
Participant	8,237	9,071
Company	4,007	4,336
	12,244	13,407
Total additions, net	12,030	23,369
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	(14,579)	(16,436)
Other	--	(254)
Total deductions	(14,579)	(16,690)
Net increase/(decrease)	(2,549)	6,679
Net assets available for plan benefits:		
Beginning of year	83,782	77,103
End of year	$81,233	$83,782

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements
December 31, 2007

1. Description of the Plan

The Pfizer Savings Plan for Employees Resident in Puerto Rico (Plan), originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, is a defined contribution retirement plan. Participation in the Plan is open to any employee employed by Pfizer Pharmaceuticals LLC (Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc (Parent), adopted the Plan (Participating Employers), and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Puerto Rico Internal Revenue Code of 1994, as amended (the Puerto Rico Code).

Under the Puerto Rico Code, any qualified plan involving pre-tax contributions of cash or deferred arrangements must comply with one of two nondiscrimination tests. For the fiscal years ended December 31, 2007 and 2006, the Plan complied with both tests.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of Pfizer Inc monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

Except for investment management fees and for redemption fees associated with certain Fidelity fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may elect to contribute on a before-tax basis or after-tax basis from 1% to 10% in whole percentages of their compensation, as defined in the Plan document. Pre-tax contributions are subject to certain restrictions under the Puerto Rico Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participants' contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to rollover into the Plan eligible distributions from other plans that are qualified under Section 1165(a) of the Puerto Rico Code.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Nonparticipant Directed Fund -- The Company contributes to one fund:

Pfizer Match Fund -- This fund invests Company contributions in the common stock of Pfizer Inc. Prior to January 1, 2007, a participant who attained age 40 could diversify up to 25% of their total units in the Pfizer Match Fund into any of the other available investment funds. The amount of total units eligible for diversification increased 25% each 5 years through age 55 whereby the participant was able to diversify 100% of their units in the fund.

Effective January 1, 2007, the Plan was amended to allow participants age 40 and older or participants under age 40 with at least three years of service to diversify all of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

Effective March 1, 2007, the Plan was further amended to eliminate the age and service requirements so that all Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

(a) Northern Trust Russell 2000 Small Cap Index Fund*
(b) Northern Trust S&P 500 Equity Index Fund*
(c) Pfizer Company Stock Fund
(d) T. Rowe Price Stable Value Fund
(e) Fidelity Low Price Stock Fund [1]
(f) Fidelity Mid Cap Stock Fund
(g) Capital Guardian International Fund
(h) Collective Short-Term Investment Fund*

*Northern Trust sponsored fund
[1]Closed to new investors as of July 30, 2004

The trustee of the Plan, Banco Popular de Puerto Rico, and the custodian, Northern Trust Company, also manage investments in its sponsored funds and therefore, each is deemed to be a party-in-interest and a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan or are employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire.

Loans to Participants

Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate, as defined, in effect on the date the loan is requested, plus 1%. Interest rates on outstanding loans ranged from 4.75% to 12.65% at December 31, 2007 and from 3.22% to 12.65% at December 31, 2006. Interest paid is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect an immediate lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65. A nonspouse beneficiary generally may elect an immediate lump sum payment or defer payment until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Managers or the Board of Directors of the Parent or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.   **Summary of Significant Accounting Policies**

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, however, benefit payments are recorded when paid. For treatment of benefits payable, refer to Note 8.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and*

Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc common stock is valued at the closing market price on the last business day of the year. Common/collective trust funds, except for the investment in the T. Rowe Price Stable Value Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The T. Rowe Price Stable Value Fund represents a common/collective trust fund with an underlying investment in guaranteed investment contracts (GICs) which are reported at fair value, with an appropriate adjustment to report such contracts at contract value, by the insurance companies and underlying banks, respectively, because these investments are fully benefit-responsive. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Loans to participants, which are subject to various interest rates, are recorded at cost which approximates fair value.

Risks and Uncertainties

Investment securities, including Pfizer Inc common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation/(Depreciation) in Fair Value of Investments

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation/(depreciation) in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the common/collective trust funds holding investments in GICs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

Recently Issued Accounting Standards Not Adopted as of December 31, 2007

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157) and in February 2008, issued Financial Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*. Those provisions relate to our financial assets and liabilities carried at fair value and our fair value disclosures related to financial assets and liabilities. SFAS 157 defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. The provisions of SFAS 157 are effective for the Plan on January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on net assets available for plan benefits.

3. **Tax Status of the Plan**

The Puerto Rico Department of Treasury has determined and informed the Plan Sponsor by letter dated October 3, 2005 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with all of the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current Puerto Rico income tax law while these amounts remain in the Plan and the Plan maintains its qualified status.

4. **Investments**

The following investments represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2007 with comparable amounts for 2006.

	December 31,	
(thousands of dollars)	**2007**	**2006**
Pfizer Inc common stock	$34,285	$47,967
T. Rowe Price Stable Value Fund, at contract value	12,890	10,943
Capital Guardian International Fund	8,580	2,906
Northern Trust S&P 500 Equity Index Fund	7,672	6,569
Fidelity Mid Cap Stock Fund	6,754	3,434
Fidelity Low Price Stock Fund	4,366	5,537

5. Net Appreciation/(Depreciation) in Investments

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

(thousands of dollars)	Year-ended December 31, 2007	2006
Net appreciation/(depreciation) in investments:		
Pfizer Inc common stock	$(4,761)	$4,599
Mutual funds	118	1,663
Common/collective trust funds	1,556	1,022
	$(3,087)	$7,284

6. Investment Contracts with Insurance Companies

The T.Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs. The contract value of the GICs represents contributions made under the contract and related earnings offset by participant withdrawals.

7. Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

(thousands of dollars)	December 31, 2007	2006
Net assets:		
Investments, at fair value:		
Pfizer Inc common stock	$17,221	$24,471
Common/collective trust funds	68	53
Total investments	17,289	24,524
Receivables:		
Participant contributions	8	19
Company contributions	70	117
Total receivables	78	136
Net assets available for plan benefits	$17,367	$24,660

11

(thousands of dollars)	Year-ended December 31,	
	2007	**2006**
Changes in net assets:		
Investment income/(loss):		
Net appreciation/(depreciation) in investments	$(2,374)	$ 2,411
Pfizer Inc common stock dividends	924	922
Interest and dividend income	79	74
Net investment income/(loss)	(1,371)	3,407
Company contributions	4,005	4,380
Benefits paid to participants	(3,691)	(5,170)
Loan transaction transfers, net	182	48
Transfers to participant-directed investments, net	(6,418)	(1,448)
Net increase/(decrease)	(7,293)	1,217
Net assets available for plan benefits:		
Beginning of year	24,660	23,443
End of year	$17,367	$24,660

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2006 and expected to be filed for 2007.

(thousands of dollars)	December 31,	
	2007	**2006**
Net assets available for plan benefits per the financial statements	$81,233	$83,782
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value	77	(102)
Amounts allocated to withdrawing participants	(16)	(31)
Deemed distributions	(130)	(110)
Net assets available for plan benefits per Form 5500	$81,164	$83,539

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

(thousands of dollars)	December 31,	
	2007	**2006**
Benefits paid to participants per the financial statements	$14,579	$16,436
Amounts allocated to withdrawing participants and deemed distributions at end of year	146	141
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(141)	--
Benefits paid to participants per the Form 5500	$14,584	$16,577

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

(thousands of dollars)	December 31,	
	2007	**2006**
Net appreciation/(depreciation) in investments per the financial statements	$(3,087)	$7,284
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value at end of year	77	(102)
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value at beginning of year	102	58
Net appreciation/(depreciation) in investments per the Form 5500	$(2,908)	$7,240

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Corporate Stock - Common:					
Pfizer Inc* common stock			1,508,341	$31,457	$34,285
Common/collective trust funds:					
NTGI* -QM Collective Daily S&P 500 Equity Index Fund - Lending			1,893	$6,219	$7,672
NTGI* QM Collective Daily Russell 2000 Index Fund - Lending			1,749	1,602	1,591
T. Rowe Price Stable Value Common Trust Fund			12,889,727	12,890	12,966
NTGI* Collective Short-Term Investment Fund			92,789	93	93
Capital Guardian All Country World (ex-U.S.) Equity Fund - Unit Class I			525,735	7,326	8,580
Total common/collective trust funds				$28,130	$30,902
Mutual funds:					
Fidelity Mid Cap Stock Fund			230,969	$6,723	$6,754
Fidelity Low Price Stock Fund			106,159	4,148	4,366
Total mutual funds				$10,871	$11,120
Loans to Participants (1,435 loans)	4.75% to 12.65%	Jan. 2008 to Oct. 2022			$4,761
Total					$81,068

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 2007
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc*	Common stock - 50 purchases	$4,955	$ --	$ 4,955	$ 4,955	$ --
Pfizer Inc*	Common stock - 169 sales	$ --	$13,871	$11,007	$13,871	$2,864

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Richard A. Passov

Richard A. Passov
Chair, Savings Plan Committee


Date: June 25, 2008

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
  Pfizer Savings Plan for
  Employees Resident in Puerto Rico:

We consent to the incorporation by reference in the Registration Statement on Form S-8 dated November 18, 1991 (File No. 33-44053) of our report dated June 25, 2008, relating to the statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Pfizer Savings Plan for Employees Resident in Puerto Rico.

KPMG LLP

Memphis, Tennessee
June 25, 2008